Table of Contents

Exhibit 8.1

Companhia Paranaense de Energia - COPEL - Subsidiaries as of December 31, 2007

	Subsidiary	Jursidiction of Incorporation	Names under which Business is
Conducted

1	COPEL Geração e Transmissão S.A.	Brazil	Copel Geração
1.1	Centrais Eólicas do Paraná Ltda.	Brazil	CEOPAR
2	COPEL Distribuição S.A.	Brazil	Copel Distribuição
3	COPEL Telecomunicações S.A.	Brazil	Copel Telecomunicações
4	COPEL Participações S.A.	Brazil	COPEL Participações
4.1	Companhia Paranaense de Gás - COMPAGAS	Brazil	COMPAGAS
4.2	Centrais Elétricas do Rio Jordão S.A. - ELEJOR	Brazil	ELEJOR
4.3	UEG Araucária Ltda.	Brazil	UEGA